Lightspeed Announces Second Quarter 2022 Financial Results
Second quarter revenue grew 193% YoY to $133.2M
Second quarter GTV grew 123% YoY to $18.8B
Organic subscription and transaction-based revenue growth of 58%
Lightspeed now maintains approximately 156,000 Customer Locations
Lightspeed Payments achieved another record quarter

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, November 4, 2021, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three-and six-month periods ended September 30, 2021.
Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended September 30, 2020 unless otherwise stated):
•Total revenue of $133.2 million, an increase of 193%
•Subscription revenue of $59.4 million, an increase of 132%
•Transaction-based revenue of $65.0 million, an increase of 320%
•Net Loss of ($59.1) million as compared to a net loss of ($19.5) million. After adjusting for certain items such as acquisition-related costs and stock based compensation, Adjusted Loss[1] was ($11.1) million, or ($0.08) per share[1], an improvement to (8.3)% of revenue from (10.1)%
•Adjusted EBITDA[2] loss of $(8.7) million, representing (6.5)% of revenue[1] versus (6.2)%
•At September 30, 2021, Lightspeed had $1.2 billion in unrestricted cash and cash equivalents

Business momentum in the quarter continued with Lightspeed again achieving record highs for quarterly revenue, GTV[2] and Customer Locations[2]. In addition, the Company completed a successful financing raising gross proceeds of $823.5M and issuing approximately 8.9 million shares. After the quarter, the Company advanced on several strategic initiatives including closing the acquisition of Ecwid; launching Lightspeed Restaurant, the new flagship hospitality platform; and announcing the availability of Lightspeed Payments to thousands of new hospitality merchants in Australia as well as for U.S. merchants from the recent acquisition of Vend.

For the quarter ended September 30, 2021, Lightspeed saw GTV grow to $18.8 billion while achieving record revenue of $133.2 million and Customer Locations of approximately 156,000. The Company's payments solutions continued to be a key driver of growth as the Payments Penetration Rate[2] grew to 11%.

[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release
[2] Key Performance Indicator. See “Key Performance Indicators”
[3] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable quarter, such acquisition's contributions in the current quarter are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable quarter.

“Lightspeed's powerful commerce platform has helped our customers to not only survive the worst of the pandemic but thrive in the recovery.” said Dax Dasilva, Founder and CEO of Lightspeed. “With the addition of Ecwid and NuORDER, Lightspeed will continue to deploy revolutionary technology that will allow our customers to meet the future with greater insights, control and confidence than they have ever had in the past.”

“Lightspeed achieved solid results this quarter on the back of strong GTV growth, an increased Payments Penetration Rate and growing software adoption.” said Chief Financial and Operations Officer Brandon Nussey. “While the rate of global economic recovery is expected to be uneven, overall our core business drivers remain strong.”
Operational Highlights
•Total revenue of $133.2 million was up 193% year-over-year thanks to a combination of strong organic[3] growth and $62.5 million in revenue from the recent acquisitions of NuORDER, Vend, Upserve and ShopKeep.

•Subscription and transaction-based revenue grew 203% year-over-year to $124.4 million thanks to a combination of strong organic growth and the recent acquisitions of NuORDER, Vend, Upserve and ShopKeep. Organic growth in subscription and transaction-based revenues was 58% year-over-year. ARPU[2] increased year-over-year by 59% to approximately $270.

•Subscription revenue of $59.4 million increased 132% year-over-year and was assisted by the recent acquisitions of NuORDER, Vend, Upserve and ShopKeep and the growing number of Customer Locations, which totaled approximately 156,000 at the end of the quarter, an increase of 95% year-over-year. Gross customer location additions increased 57% year over year and 19% on an organic basis. Growth was also assisted by an increased number of customers adopting multiple software modules.

•Transaction-based revenues of $65.0 million grew by a total of 320% year-over-year. The strong performance was a result of strong growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. The Payments Penetration Rate was 11% in the quarter as compared to 5% in the same quarter last year. Our Payments Penetration Rate for U.S. retail and hospitality is now over 20%. The recent acquisitions of ShopKeep, Upserve and Vend also contributed to our transaction-based revenue.

•For the quarter, Lightspeed delivered GTV of $18.8 billion up 123% year-over-year. Retail GTV grew by 115% whereas Hospitality GTV grew by 131%. Organic GTV growth was 39% year-over-year, with organic hospitality GTV growing at 40% and organic omni-channel retail GTV growing at 38%.

•As compared to the previous quarter, Lightspeed saw faster GTV growth in areas with lower payments penetration, such as hospitality and EMEA, versus areas with higher payments penetration such as North America and omni-channel. Additionally, the Company saw significant GTV decline in this quarter versus the previous quarter within hospitality in the APAC region, down approximately 25%, largely due to lockdowns in the region.

•As of September 30, 2021, $4.6 million of Lightspeed Capital advances were outstanding, up 30% from the previous quarter. The Company has recently started to advance Lightspeed Capital offerings to U.S. merchants inherited through the acquisition of Vend, in addition to Lightspeed customers and merchant bases inherited through the acquisitions of ShopKeep and Upserve.

•Adjusted EBITDA in the quarter was a loss of $(8.7) million versus a loss of $(2.8) million in the same quarter last year. As a percent of revenues the EBITDA loss was (6.5)% versus (6.2)% for the same quarter last year.

•After the quarter, the Company announced the availability of its flagship hospitality platform, Lightspeed Restaurant. Lightspeed Restaurant incorporates the best features of Lightspeed, Upserve, Gastrofix, Kounta and iKentoo into an industry-leading offering. The offering is already available in EMEA and North America and is expected to soon be rolled out to APAC customers.

•On October 1, 2021, Lightspeed closed the acquisition of Ecwid, further accelerating Lightspeed's transformation into a one-stop commerce platform. Ecwid was acquired for $162.9 million in cash, net of cash acquired, and the issuance of 4,471,586 Lightspeed subordinate voting shares at closing, subject to customary post-closing adjustments. An additional 371,088 Lightspeed subordinate voting shares were issued at closing to certain Ecwid employees subject to a right of buyback for nominal consideration in favour of Lightspeed contingent on the continued employment of such employees over the next two years. Further, an additional $12.8 million in deferred cash consideration is payable, along with the future issuance of 41,411 Lightspeed subordinate voting shares and 49,875 restricted share units to certain Ecwid employees contingent on the continued employment of such employees over the next two years. Ecwid recently announced a partnership with TikTok that will help Lightspeed's merchants access core functions of TikTok For Business Ads Manager without needing to leave the platform.

Financial Outlook

Lightspeed's core business drivers remain strong with a growing number of locations, increased software adoption, expanding GTV and an increasing Payments Penetration Rate, all pointing to validation of our longer term opportunity. Our near term financial outlook incorporates uncertainties in the macro environment including the ongoing effects of COVID-19 in various markets, supply chain issues impacting merchants' ability to stock inventory, and our own ability to add new customers who require Lightspeed hardware owing to shortages in our own supply chains. Despite these challenges, the Company expects to deliver strong year over year growth for Q3 and fiscal 2022. Finally, given the growing share of transaction-based revenue within the revenue mix, seasonality is expected to become a bigger influence on quarterly revenue, particularly in the Company's fourth quarter. Having regard to these factors, Lightspeed expects revenue and Adjusted EBITDA to be in the following ranges:

Third Quarter 2022
•Revenue of $140 - $145 million.
•Adjusted EBITDA loss of approximately ($10) to ($12) million, or approximately (8)% as a percentage of revenue.

Fiscal 2022
•Revenue of $520 - $535 million.
•Adjusted EBITDA loss of approximately ($40) million to ($45) million, or approximately (8)% as a percentage of revenue.

When calculating the Adjusted EBITDA included in our financial outlook for the third quarter of FY2022, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our customer locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting our payments processing solutions having an average GTV at or above that of our planned levels; future uptake of our payments processing solutions remaining in line with past rates and expectations; our ability to price our payments processing solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of Lightspeed Payments beyond North American customers; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of Lightspeed Payments; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, November 4th, 2021. To access the telephonic version of the conference call, visit http://www.directeventreg.com/

registration/event/2076921. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on November 4, 2021, until 11:59 p.m. Eastern Time on November 11, 2021, by dialing 800.585.8367 for the U.S. or Canada, or 416.621.4642 for international callers and providing conference ID 2076921. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three-and six-month periods ended September 30, 2021 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE:LSPD) (TSX:LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss", "Adjusted Loss per Share (EPS)", and "Adjusted Cash Flows Used in Operating Activities". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.

Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our revenue.
"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery).
"Adjusted Loss per Share (EPS)" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery) divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and indemnification payments received.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. The acquisition of Ecwid was completed on October 1, 2021, and so the impact of that acquisition is not reflected in our Customer Locations count as of September 30, 2021. Note that the definition of Customer Locations has been adjusted to include brands with direct or indirect paid subscriptions given the recent acquisition of NuORDER.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Payments Penetration Rate. “Payments Penetration Rate” means (i) the total dollar value of transactions processed in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes, divided by (ii) GTV. We believe that our Payments Penetration Rate demonstrates the extent to which we have capitalized on the payments opportunity within our customer base.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our future profitability, our expected acquisition outcomes and synergies, and the future impact of the COVID-19 pandemic is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial and Operations Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except share and per share amounts, unaudited)
	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenues
Subscription	59,374	25,587	109,299	48,779
Transaction-based	65,023	15,484	121,476	25,698
Hardware and other	8,821	4,422	18,363	7,245

	133,218	45,493	249,138	81,722

Direct cost of revenues
Subscription	18,053	5,767	32,670	11,214
Transaction-based	39,472	8,181	71,661	13,704
Hardware and other	10,747	3,959	22,288	6,504

	68,272	17,907	126,619	31,422

Gross profit	64,946	27,586	122,519	50,300

Operating expenses
General and administrative	23,081	8,230	45,358	15,029
Research and development	30,092	12,141	52,308	21,880
Sales and marketing	51,693	19,580	93,963	35,837
Depreciation of property and equipment	1,020	439	1,889	851
Depreciation of right-of-use assets	2,008	872	3,633	1,699
Foreign exchange loss	6	290	255	770
Acquisition-related compensation	9,032	2,276	11,046	7,405
Amortization of intangible assets	22,797	4,404	39,810	8,809
Restructuring	—	—	197	—

Total operating expenses	139,729	48,232	248,459	92,280

Operating loss	(74,783)	(20,646)	(125,940)	(41,980)

Net interest income (expense)	719	(132)	945	(433)

Loss before income taxes	(74,064)	(20,778)	(124,995)	(42,413)

Income tax expense (recovery)
Current	95	43	725	98
Deferred	(15,072)	(1,355)	(17,296)	(2,929)

Total income tax recovery	(14,977)	(1,312)	(16,571)	(2,831)

Net loss	(59,087)	(19,466)	(108,424)	(39,582)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(4,429)	6,076	(4,125)	12,969
Change in net unrealized loss on cash flow hedging instruments	(945)	—	(945)	—

Total other comprehensive income (loss)	(5,374)	6,076	(5,070)	12,969

Total comprehensive loss	(64,461)	(13,390)	(113,494)	(26,613)

Net loss per share – basic and diluted	(0.43)	(0.20)	(0.80)	(0.42)

Weighted average number of Common Shares – basic and diluted	138,796,551	94,994,301	134,839,363	93,729,348

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars, unaudited)	As at
	September 30, 2021	March 31, 2021
Assets	$	$

Current assets
Cash and cash equivalents	1,180,174	807,150
Trade and other receivables	32,046	24,771
Inventories	2,926	1,573
Other current assets	19,294	24,171

Total current assets	1,234,440	857,665

Lease right-of-use assets, net	25,583	21,206
Property and equipment, net	11,500	8,342
Intangible assets, net	396,779	234,493
Goodwill	1,557,293	971,939
Other long-term assets	17,114	11,504
Deferred tax assets	51	170

Total assets	3,242,760	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	78,632	65,052
Lease liabilities	7,088	5,120
Income taxes payable	397	114
Current portion of deferred revenue	58,425	43,116

Total current liabilities	144,542	113,402

Deferred revenue	2,405	2,796
Lease liabilities	22,999	20,558
Long-term debt	29,805	29,770
Accrued payroll taxes on stock-based compensation	4,774	3,154
Deferred tax liabilities	6,371	1,356

Total liabilities	210,896	171,036

Shareholders’ equity
Share capital	3,708,709	2,526,448
Additional paid-in capital	64,691	35,877
Accumulated other comprehensive income	4,645	9,715
Accumulated deficit	(746,181)	(637,757)

Total shareholders’ equity	3,031,864	1,934,283

Total liabilities and shareholders’ equity	3,242,760	2,105,319

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars, unaudited)	Six months ended September 30,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(108,424)	(39,582)
Items not affecting cash and cash equivalents
Acquisition-related compensation	8,972	3,122
Amortization of intangible assets	39,810	8,809
Depreciation of property and equipment and lease right-of-use assets	5,522	2,550
Deferred income taxes	(17,296)	(2,929)
Stock-based compensation expense	37,043	12,123
Unrealized foreign exchange loss (gain)	429	(109)
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(321)	465
Inventories	(1,353)	(166)
Other assets	(3,858)	(19)
Accounts payable and accrued liabilities	9,286	3,974
Income taxes payable	283	(1)
Deferred revenue	1,841	(5,166)
Accrued payroll taxes on stock-based compensation	1,371	1,706
Net interest (income) expense	(945)	433

Total operating activities	(27,640)	(14,790)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,532)	(646)
Acquisition of business, net of cash acquired	(398,567)	(1,435)
Movement in restricted term deposits	344	—
Interest income	2,281	896

Total investing activities	(399,474)	(1,185)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	14,823	5,052
Proceeds from issuance of share capital	823,515	332,334
Share issuance costs	(33,659)	(17,657)
Payment of lease liabilities and movements in restricted lease deposits	(3,049)	(1,826)
Financing costs	(788)	(1,015)

Total financing activities	800,842	316,888

Effect of foreign exchange rate changes on cash and cash equivalents	(704)	1,253

Net increase in cash and cash equivalents during the period	373,024	302,166

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	1,180,174	513,135

Interest paid	480	552
Income taxes paid	635	36

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, unaudited)
	Three months ended September 30,		Six months ended September 30,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(59,087)	(19,466)	(108,424)	(39,582)
Stock-based compensation and related payroll taxes(1)	28,798	8,025	45,473	15,241
Depreciation and amortization(2)	25,825	5,715	45,332	11,359
Foreign exchange loss(3)	6	290	255	770
Net interest (income) expense(2)	(719)	132	(945)	433
Acquisition-related compensation(4)	9,032	2,276	11,046	7,405
Transaction-related costs(5)	2,468	1,527	7,764	2,186
Restructuring(6)	—	—	197	—
Litigation provisions(7)	—	—	1,205	—
Income tax expense (recovery)	(14,977)	(1,312)	(16,571)	(2,831)

Adjusted EBITDA	(8,654)	(2,813)	(14,668)	(5,019)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and six months ended September 30, 2021, the stock-based compensation expense was $24,656 and $37,043, respectively (September 2020 - $6,594 and $12,123), and the related payroll taxes were expenses of $4,142 and $8,430, respectively (September 2020 - expenses of $1,431 and $3,118).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended September 30, 2021, net loss includes depreciation of $2,008 related to right-of-use assets, interest expense of $301 on lease liabilities, and excludes an amount of $2,227 relating to rent expense ($872, $259, and $872, respectively, for the three months ended September 30, 2020). For the six months ended September 30, 2021, net loss includes depreciation of $3,633 related to right-of-use assets, interest expense of $611 on lease liabilities, and excludes an amount of $3,983 relating to rent expense ($1,699, $492, and $1,826, respectively, for the six months ended September 30, 2020).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended September 30,		Six months ended September 30,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(59,087)	(19,466)	(108,424)	(39,582)
Stock-based compensation and related payroll taxes(1)	28,798	8,025	45,473	15,241
Amortization of intangible assets	22,797	4,404	39,810	8,809
Acquisition-related compensation (2)	9,032	2,276	11,046	7,405
Transaction-related costs(3)	2,468	1,527	7,764	2,186
Restructuring(4)	—	—	197	—
Litigation provisions(5)	—	—	1,205	—
Deferred income tax expense (recovery)(6)	(15,072)	(1,355)	(17,296)	(2,929)

Adjusted Loss	(11,064)	(4,589)	(20,225)	(8,870)
See footnotes below the next table

Reconciliation from IFRS to Non-IFRS Results (continued)
(Unaudited)
	Three months ended September 30,		Six months ended September 30,

	2021	2020	2021	2020
	$	$	$	$

Net loss per Common Share - basic and diluted	(0.43)	(0.20)	(0.80)	(0.42)
Stock-based compensation and related payroll taxes(1)	0.21	0.08	0.34	0.16
Amortization of intangible assets	0.16	0.05	0.30	0.09
Acquisition-related compensation (2)	0.07	0.02	0.08	0.08
Transaction-related costs(3)	0.02	0.02	0.06	0.02
Restructuring(4)	0.00	0.00	0.00	0.00
Litigation provisions(5)	0.00	0.00	0.01	0.00
Deferred income tax expense (recovery)(6)	(0.11)	(0.01)	(0.13)	(0.03)

Adjusted Loss per share - Basic and Diluted	(0.08)	(0.05)	(0.15)	(0.09)

Weighted average number of Common Shares (basic and diluted)	138,796,551	94,994,301	134,839,363	93,729,348
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and six months ended September 30, 2021, the stock-based compensation expense was $24,656 and $37,043, respectively (September 2020 - $6,594 and $12,123), and the related payroll taxes were expenses of $4,142 and $8,430, respectively (September 2020 - expenses of $1,431 and $3,118).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions in respect of non-ordinary course litigation matters, net of amounts covered by insurance.
(6)Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented in previous quarters, Adjusted Loss adjusts Net Loss and Adjusted Loss per Share adjusts Net Loss per Common Share for deferred income tax expense (recovery). We believe these adjustments provide more useful metrics to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax expense (recovery) arises due to our acquisitions and not ordinary course operations.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended September 30,		Six months ended September 30,

	2021	2020	2021	2020
	$	$	$	$

Cash flows used in operating activities	(13,030)	(7,379)	(27,640)	(14,790)
Payroll taxes related to stock-based compensation(1)	412	(27)	3,046	(298)
Acquisition-related compensation (2)	2,899	6,774	3,420	7,263
Payment of assumed transaction costs from recent acquisitions(3)	20	—	428	—
Transaction-related costs(4)	3,925	383	7,439	915
Restructuring(5)	279	—	1,089	—
Indemnification payment received (6)	(1,775)	—	(1,775)	—

Adjusted Cash Flows Used in Operating Activities	(7,270)	(249)	(13,993)	(6,910)

(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions of ShopKeep, Upserve, Vend and NuORDER and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge
(6)This amount represents an acquisition-related indemnification payment received in respect of the settlement of a non-ordinary course litigation matter inherited as part of the acquisition, the outflow in respect of which settlement is expected to be made after September 30, 2021.

Reconciliation from IFRS to Non-IFRS Results (continued)
The following table outlines stock-based compensation and the related payroll taxes as well as transaction-related costs associated with the company's acquisitions and capital raises included with these expenses in the results of operations.

(In thousands of US dollars, except percentages, unaudited)	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Gross profit	64,946	27,586	122,519	50,300
% of revenue	48.8%	60.6%	49.2%	61.6%
add: Stock-based compensation and related payroll taxes	1,799	497	2,994	1,038

Non-IFRS gross profit	66,745	28,083	125,513	51,338
% of revenue	50.1%	61.7%	50.4%	62.8%

General and administrative expenses	23,081	8,230	45,358	15,029
% of revenue	17.3%	18.1%	18.2%	18.4%
less: Stock-based compensation and related payroll taxes	6,805	1,724	10,174	3,566
less: Transaction-related costs	2,171	1,235	7,169	1,605

Non-IFRS general and administrative expenses	14,105	5,271	28,015	9,858
% of revenue	10.6%	11.6%	11.2%	12.1%

Research and development expenses	30,092	12,141	52,308	21,880
% of revenue	22.6%	26.7%	21.0%	26.8%
less: Stock-based compensation and related payroll taxes	7,956	2,774	12,160	5,025

Non-IFRS research and development expenses	22,136	9,367	40,148	16,855
% of revenue	16.6%	20.6%	16.1%	20.6%

Sales and marketing expenses	51,693	19,580	93,963	35,837
% of revenue	38.8%	43.0%	37.7%	43.9%
less: Stock-based compensation and related payroll taxes	12,238	3,030	20,145	5,612
less: Transaction-related costs	297	292	595	581

Non-IFRS sales and marketing expenses	39,158	16,258	73,223	29,644
% of revenue	29.4%	35.7%	29.4%	36.3%